 Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

November 17, 2010

NR 10-19

ANIMAS ANNOUNCES THREE-FOLD INCREASE IN GOLD RESOURCE ESTIMATES
FOR THE SANTA GERTUDIS PROJECT FROM THE PRIOR NI 43-101 REPORT

Animas Resources Ltd (TSX.V:ANI) is pleased to report that Mr. Alan Noble, P.E., Principal Engineer for Ore Reserves Engineering (“O.R.E.”), completed a review and updated several of the historic gold resource estimates at Santa Gertrudis to NI 43-101 compliant resource estimates. The updated NI 43-101 compliant resource estimates for seven gold deposits at Santa Gertrudis, plus the previous estimate for the Cristina deposit, contain inferred resources of 557,000 ounces of gold. The updated resource estimates represent an increase of over 300% from the NI 43-101-compliant resource estimate filed on July 2, 2009 and are all in the inferred resource category, as summarized in Table 1, and are consistent with historical resources estimates for these deposits. A revised NI 43-101 Technical Report to be filed on www.sedar.com within 45 days.

Table 1
Inferred Resource Estimates for the Santa Gertrudis Project

Deposit	Cutoff (ppm Au)	Tonnes (1,000's)	Grade (ppm Au)	Contained Ounces Gold
Trinidad	0.30	1,100	1.69	59,900
Escondida	0.30	1,389	1.16	52,000
Greta	0.30	800	2.41	62,000
La Gloria	0.30	500	2.68	43,100
Tigre	0.30	350	1.94	21,900
Tracy	0.30	500	2.42	38,900
Dora	0.30	1,200	2.53	97,600
Mirador	0.30	520	1.80	30,100
Total O.R.E. Oct 2010 Estimates (1,2,3,4,5,6)	0.30	6,359	1.98	405,500
Cristina (MDA 2009) (1,5,7,8,9)	0.30	7,139	0.66	151,500
Project Total	0.30	13,498	1.28	557,000

1.

CIM definition standards were followed for the resource category estimates.

2.

The 2010 resource models by O.R.E. use inverse-distance-power (IDP) grade estimation within three-dimensional block models with mineralized envelopes defined by wire-framed solids. Grade zones were defined using nearest-neighbor assignment. A block size of 2x2x2-meters was used for the block models.

3.

A total of 48,815.47 meters of drilling in 574 drill holes were used in the 2010 resource estimates by O.R.E. The majority of the drilling is reverse circulation (RC) drilling.

4.

Dilution is included for a minimum mining width of 2.0 m in the 2010 estimates O.R.E. Estimates for reserves will require additional dilution depending on the mining method and selectivity.

5.

Mineral Resources that are not mineral reserves do not have economic viability

6.

Resources may contain sulfide material that may be significantly less economically viable than oxide material.

7.

The 2009 resource model for Cristina, by MDA, used IDP grade estimation within mineral zone outlines interpreted on N60°E looking cross-sections. A block size of 6x6m horizontally and 3m vertically was used for the block model.

8.

A total 7,159 meters of drilling in 13 core holes and 58 RC holes were used for the Cristina estimate.

9.

MDA resource parameters/methodology are detailed in the previously released Animas NI 43-101 report on Santa Gertrudis.

10.

Additional drilling and geologic modeling will be necessary to upgrade these resources to indicated or measured status.

Cutoff Grade & Metallurgy

The resource size is sensitive to an assumed cut-off grade, which is, in turn, very sensitive to metallurgical operating costs. Cuff-off grades used in this study are reasonable given historic operating data and current market conditions.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for minability, selectivity, mining loss and dilution. These mineral resource estimates are inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Quality Assurance

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.

Gregory E. McKelvey, President of Animas Resources Ltd. commented: “We are pleased that the gold resources in these deposits are remarkably close to the historic resources. We focused on the largest of the known deposits with an eye to identifying which deposits might be potentially considered for gold production.”

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects. Golden Arrow and Kinsley Mountain are the most recent additions to the Animas exploration property portfolio.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected